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                               May 20, 2024

       Mark Miller
       Chief Executive Officer
       BirchBioMed Inc.
       130 Kingscross Drive
       King City, Ontario, Canada L7B 1E6

                                                        Re: BirchBioMed Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 19,
2024
                                                            CIK No. 0001670747

       Dear Mark Miller:

                                                         We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Summary
       Our Main, Strategic Focus: Pharmaceutical (Rx) Platform, page 7

   1. We note your disclosure here that you completed a Health Canada-approved Phase 1 clinical trial that
"demonstrated the safety and tolerability of FS2 in 40 adult subjects." We also note your
disclosure elsewhere in the offering statement that the trial results
                                                        "demonstrated safety
and tolerability of FS2 for facial use[.]" We note that determinations of safety and efficacy
are solely within the authority of Health Canada, FDA and
                                                        comparable regulatory
bodies; therefore, please revise your offering statement to remove all references and/or
implications of safety and efficacy. We will not object to statements that the product
candidate was well tolerated, that trial participants experienced no serious adverse events, etc.
 Mark Miller
FirstName  LastNameMark Miller
BirchBioMed   Inc.
Comapany
May        NameBirchBioMed Inc.
     20, 2024
May 20,
Page 2 2024 Page 2
FirstName LastName
Systemic FS2 - Patients with Organ Fibrosis, page 10

2. We note your disclosure here that you plan to conduct clinical studies on the use of FS2
         (systemic) for the treatment of organ fibrosis in the lungs, kidneys and liver, beginning in
         Q4 of 2024 with idiopathic pulmonary fibrosis. Please clarify where you are planning to conduct those clinical studies and what regulatory steps you have taken, if any, in furtherance of these clinical studies. For instance, discuss whether you have submitted an
         IND application to the FDA or a similar application with a foreign regulator.
Use of Proceeds, page 41

3. We note your disclosure here that you intend to use a portion of the proceeds to "advance
         [y]our research and development efforts for the use of FS2 as a treatment in organ fibrosis" and we also note your disclosure elsewhere in the prospectus that you intend to begin clinical studies in this regard in Q4 of 2024. Please revise your disclosure here to explain how far through clinical development you expect to get using the proceeds from this offering.
Capitalization, page 42

4.       We note that your actual capitalization column is labeled    Audited
.. Please revise your
         filing to include your accountant's audit report for the
capitalization table or remove the
         reference to    Audited   .
5. Please revise to exclude from the capitalization table current liabilities, other than the current portion of Note payable.
Intellectual Property
UBC License Agreement, page 72

6. Please clarify here whether this offering is considered to be an "initial public offering"
         pursuant to the terms of the UBC License Agreement.
Long-term debt - residual interests, page F-16

7. Explain to us why the residual interest in a change of control is not considered a derivative pursuant to ASC 815. At a minimum, please address the following:
             Explain to us why you believe the underlying is the interest in future revenue.
             You state that the notional of the residual interest is not a specified amount to be issued to the counterparties of the residual interest. Tell us why you believe, if such is the case, the notional amount cannot be determinable.
             You state that in the event of a change in control, the investor's interest will equal the investor's percentage amount of the net value attributable to the Company from the change of control. Tell us if that interest will be in the form of equity or if there is a provision to pay out the amount of the residual interest.
             If the terms of the change of control residual interest meet the definition of a
 Mark Miller
BirchBioMed Inc.
May 20, 2024
Page 3
           derivative in ASC 815-10-15-83, tell us if any scope exception applies that would preclude accounting as a derivative.

8. Notwithstanding the above comment, tell us why interest income was recorded in the year ended September 30, 2022 and interest expense was recorded in the year ended September
       30, 2023. Also, please tell us why Common Shares is increased by $57,876 in Note 3 on page F-14 and clarify in the filing the components of the $144,110 change in stockholders equity (deficit).
       Please contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Joshua Gorsky at 202-551-7836 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Miller
                                                           Division of
Corporation Finance
Comapany NameBirchBioMed Inc.
                                                           Office of Life
Sciences
May 20, 2024 Page 3
cc:       Alexander R. McClean, Esq.
FirstName LastName